Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 3, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and

Interxion Holding N.V.

Press Release, 3 March 2015

TelecityGroup and Interxion Provide Update on Non-Binding

Agreement on All-Share Merger

LONDON and AMSTERDAM 3 March 2015 – TelecityGroup plc (“TelecityGroup”), a provider of data centres in Europe, and Interxion Holding N.V. (“Interxion”) (NYSE: INXN), a European provider of data centre services, today announced that discussions relating to their proposed all-share merger remain ongoing and the companies continue to make good progress towards completing mutual due diligence and finalising definitive transaction documentation reflecting the agreed transaction terms as announced on 11 February 2015.

In connection with this announcement, TelecityGroup and Interxion have agreed to extend their agreement not to solicit or discuss alternative proposals until after 9 March 2015.

Signing of a binding transaction agreement remains subject to, amongst other things, satisfactory completion of mutual due diligence and approval by the TelecityGroup and Interxion’s boards of directors. There can be no certainty that a binding agreement will be reached, nor as to the terms of such agreement.

About TelecityGroup

TelecityGroup is a provider of data centres in Europe, operating highly connected facilities in key cities.

These data centres are the places in which the separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. As such, they are the key network hubs, or enabling environments, of the European digital economy. TelecityGroup’s customers take advantage of the highly- connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

Press Release, 3 March 2015

TelecityGroup plc is listed on the London Stock Exchange (LSE: TCY.L). www.telecitygroup.com/investor-centre/investor-centre-home.htm

About Interxion

Interxion (NYSE: INXN) is a provider of data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With over 500 connectivity providers, 350 cloud providers and 20 European Internet exchanges across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Other

A copy of this announcement is also available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on TelecityGroup’s website at www.telecitygroup.com.

Press Release, 3 March 2015

A copy of this announcement is also available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Interxion’s website at www.interxion.com.

The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from TelecityGroup’s and Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and complete the proposed transaction.

Neither TelecityGroup nor Interxion assumes any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements

Press Release, 3 March 2015

of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

Press Release, 3 March 2015

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Contact information:

TelecityGroup:

Brunswick

Sarah West / Ben Fry / Helen Smith

Tel: +44 (0)20 7404 5959

Interxion:

Joele Frank, Wilkinson Brimmer Katcher

Matt Sherman / Mahmoud Siddig / Scott Bisang

Tel: +1 212-355-4449